Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-100832 and No. 333-92032) of our report dated July 27, 2011 with respect to the consolidated financial statements of Pacific Rim Mining Corp. (“Pacific Rim”) included in the Annual Report to Shareholders (Form 20-F) of Pacific Rim for the year ended April 30, 2011, as filed with the United States Securities and Exchange Commission.

Chartered Accountants

Vancouver, B.C.
July 27, 2011